

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2012

Via E-mail
De Hai Li
Chief Financial Officer
SinoHub, Inc.
6/F, Bldg 51, Rd 5, Qiongyu Blvd.
Technology Park, Nanshan District
Shenzhen, People's Republic of China 518057

   Re: SinoHub, Inc.
     Form 10-K for the Year Ended December 31, 2010
     Filed March 14, 2011
     Amendment No. 1 to Form 10-K for the year ended December 31, 2010
     Filed May 24, 2011
     Form 10-Q for the quarter ended September 30, 2011
     Filed November 14, 2011
     File No. 001-34430

Dear Mr. Li:

   We have reviewed your letter dated January 12, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Amendment 1 to Form 10-K for the year ended December 31, 2010

Item 9A. Evaluation of Disclosure Controls and Procedures, page 51

Management Report on Internal Control over Financial Reporting, page 52

1. We note from your response to prior comment 2 that you have determined that a material weakness existed in your internal control over financial reporting at December 31, 2010. We further note that you plan to amend your Form 10-K for year ended December 31,

2010 and Form 10-Q for the quarter ended September 30, 2011. Please provide us with your proposed revised disclosures.

2.   Further to the above, we note from your response to prior comment 2 that you believe the failure to assess the impact of anti-dilution provisions of the warrants was a material weakness. Giving consideration to your response to prior comments 3, 4 and 5, it appears that your description of the material weakness in your response to prior comment 2 is too narrow. Specifically, your description appears to be addressing the impact of the material weakness (an error relating to your warrant accounting) rather than the underlying control deficiency, which appears to be a lack of personnel with sufficient knowledge of US GAAP. In this regard, we note in your response to prior comment 5 that your primary US GAAP expertise arises from "frequent discussions" with a former consultant who is no longer engaged by the company, combined with your CFO's attendance at a two day conference "as his schedule permits." Please revise to include a clear description of the material weakness in internal control over financial reporting. In this regard, you may supplement such discussion with discussion of any mitigating controls you have in place, such as the relationship with the former consultant that you describe in the response to prior comment 5.

Form 10-Q for the quarter ended September 30, 2011

Consolidated Financial Condition and Liquidity, page 32

3.   We note from your response to prior comment 8 that due to current credit conditions you have offered extended payment terms to certain customers so that they can tie their payment cycle with their end customers. Given that this accommodation was made to allow your customers to collect from their end customers it is unclear why you believe that collectability of these sales was reasonably assured at the time of the sale. Please explain to us the process you undertook at the time of the sale to determine that your customers would be able to sell your products and collect the related receivable to their end customers.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Martin F. James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief